Media Release EXHIBIT 99.1 27 July 2022 Sydney, Australia 26 July 2022 Chicago, USA

FOR IMMEDIATE RELEASE

James Hardie Releases Annual Sustainability Report

The world leader in high-performance fiber cement siding and fiber gypsum building solutions announces significant progress toward global sustainability goals, including reduction in greenhouse gas intensity

Annual Sustainability Report illustrates the company’s ongoing commitment to help build sustainable communities through innovative technologies and new operational processes

SYDNEY (July 27, 2022) – James Hardie Industries plc (ASX: JHX; NYSE: JHX), The world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, released its annual Sustainability Report, outlining the company’s progress toward its sustainability goals during fiscal year 2022, which ended on March 31, 2022. James Hardie’s 2022 Sustainability Report, Building Sustainable Communities, details a strategy that focuses on four key pillars: innovation in sustainable products and building practices, Zero Harm culture, minimizing impact on environment, and positively impacting local communities.

Key highlights from the 2022 Sustainability Report include:

•Reduction in greenhouse gas emissions intensity, supported by the elimination of coal boilers in Australia
•Implementation of new water-saving technologies and standardized processes
•Decreased landfill waste through LEAN and increased beneficial reuse of our manufacturing waste
•Appointment of James Hardie’s first Vice President of ESG and Chief Sustainability Officer, Jill Kolling

Jill Kolling said: “We remain more committed than ever to innovating our product pipeline and operational practices, while listening to and engaging our employees, customers, and shareholders. The past year was a significant year of growth for our company globally, we are proud of our progress and we are committed to doing more. We look forward to growing our company alongside our goal of helping to build stronger, more sustainable communities.”

Media Release: James Hardie Releases Second Annual Sustainability Report

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Media Release EXHIBIT 99.1 27 July 2022 Sydney, Australia 26 July 2022 Chicago, USA

James Hardie’s sustainability strategy is integrated with its global strategy for value creation and operational performance.

Sustainability Report At-A-Glance:

I.Environment

Our environmental commitments include reducing waste, conserving water and energy, renewing and recycling resources, and protecting the environment – while delivering a high- value product and strong alternative to traditional building materials. We continue to invest and make progress towards our environmental commitments.

•21% reduction in scope 1+2 greenhouse gas intensity (MT CO2e/$ revenue) in calendar year 2021 (“CY21”) from calendar year 2019 (“CY19”) baseline against a goal of 40% by 2030
•47% reduction in landfill waste intensity (MT/$ revenue) in CY21 from CY19 baseline against a goal of 50% by 2030
•3.87 million additional cubic feet of water recycled in CY21 from CY19 baseline against the goal of 20 million additional cubic feet

Sustainability in Practice:

•After 50 years of continuous use, the coal boiler at the Carole Park plant in Queensland, Australia was shut down in March 2022 to make way for new and more energy efficient natural gas boilers. The new gas boilers are expected to achieve a 65% reduction in greenhouse gases versus the coal boilers, along with a reduction in overall site greenhouse gas emissions.
•More than two million cubic feet of water was saved in CY21 when James Hardie implemented new technologies at its Pulaski, Virginia plant. The water savings has benefitted the local community by lessening demand on the town’s water source and treatment facilities.
•James Hardie recently signed a multi-year contract with a local company for proprietary beneficial reuse of manufacturing waste from our Cleburne and Waxahachie plants in Texas.
•Through a waste takeback program in Europe, trim cuttings are being salvaged from customers and recycled into new Fermacell® fiber gypsum boards, which are made of 100% recycled wastepaper.

II.Communities

At James Hardie, we care deeply about how our business affects local communities. We manage our community value creation by employing, sourcing, delivering, and giving locally. Our plants and offices support local communities in several ways:

Media Release: James Hardie Releases Second Annual Sustainability Report

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Media Release EXHIBIT 99.1 27 July 2022 Sydney, Australia 26 July 2022 Chicago, USA

•Contributed $1.42 billion in economic value to communities in which James Hardie operates
•80% of raw materials sourced locally
•65% of products delivered locally
•75% of staff hired from the local community
•When violent storms hit Kentucky and Tennessee in December 2021, James Hardie responded by donating $100,000 to the American Red Cross and by providing Habitat for Humanity with product to build/rebuild at least 50 homes in the region.
•James Hardie responded to the heavy rains and flooding in Germany in July 2021 by donating a combined €100,000 in relief funds and product.
•In North Eastern Arnhem land in Northern Australia, James Hardie is donating funds and materials to help build a school of arts and culture for women and children impacted by domestic violence.

III.Zero Harm

At James Hardie, safety is a non-negotiable value that is imbedded into the organizational culture at all our factories and offices. We prioritize the protection of our people and those who interact with our products. Building better safety systems is at the heart of James Hardie’s Zero Harm program. Safety is embedded in our corporate culture 24/7 across our global operations.
•Total recordable incident rate (TRIR) was 1.22, below the industry average of 3.8.

IV.Innovation

Fiber cement technology is renowned for its durability and long-lasting beauty, which deliver value to homeowners over the long term. Consumer insights continued to serve as a strategic tool for building value in James Hardie’s innovative product line in calendar year 2022.

•The Hardie® Architectural Collection was introduced at the NAHB: International Builder Show in February 2022.
•In FY22, 26% of revenue was derived from products with environmental product declarations (EPD), against a goal of 80% by 2030

James Hardie manages environmental impact through integrated operating and management systems such as the Hardie Manufacturing Operating System and LEAN manufacturing processes. In FY22, James Hardie generated more than $3.6 billion in net sales (a 24% increase over FY21) and more than $621 million in net income (a 36% increase over FY21).

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Media Release: James Hardie Releases Second Annual Sustainability Report

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Media Release EXHIBIT 99.1 27 July 2022 Sydney, Australia 26 July 2022 Chicago, USA

James Hardie
James Hardie is a global leader in premium building solutions that offer lasting beauty and endless design possibilities with trusted protection and low maintenance. The world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, James Hardie offers siding and accessories for every style. Hardie® products empower homeowners and building professionals to achieve the home of their dreams. The company pioneered the technology of fiber cement building products made from sustainable raw materials and continues to invest in innovation to transform the way the world builds. James Hardie operates with an inclusive company culture, and an unwavering commitment to Zero Harm. James Hardie employs a diverse global workforce of approximately 5,200 employees across operations in North America, Europe, and Asia Pacific.
For more information and media resources, visit JamesHardie.com and JamesHardie.com/about-us/media-resources./about-us/media-resources. For investor information, please visit ir.jameshardie.com.au.

Connect with James Hardie on social media:
Linkedin.com/JamesHardie
Instagram.com/JamesHardie
Facebook.com/JamesHardie
Twitter.com/JamesHardie

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally;
changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Jason Miele, Chief Financial Offer.

Media Release: James Hardie Releases Second Annual Sustainability Report

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Media Release EXHIBIT 99.1 27 July 2022 Sydney, Australia 26 July 2022 Chicago, USA

Investor/Media/Analyst Enquiries:
James Brennan-Chong

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

James Hardie PR Contact:
JamesHardieUSPR@Ogilvy.com

Media Release: James Hardie Releases Second Annual Sustainability Report

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